UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

TERNS PHARMACEUTICALS, INC.

(Name of Subject Company)

TERNS PHARMACEUTICALS, INC.

(Name of Persons Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

880881107

(CUSIP Number of Class of Securities)

Kelly E.W. Grez

Secretary

Terns Pharmaceuticals, Inc.

1065 East Hillsdale Blvd., Suite 100

Foster City, California 94404

(650) 525-5535

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Catherine J. Dargan

Andrew Fischer

Alicia Zhang

Covington & Burling LLP

850 Tenth Street, NW

Washington, D.C. 20001

(202) 662-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Solicitation/Recommendation Statement”) previously filed by Terns Pharmaceuticals, Inc., a Delaware corporation (“Terns”), with the Securities and Exchange Commission (the “SEC”) on April 7, 2026, relating to the tender offer made by Thailand Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Merck Sharp & Dohme LLC, a New Jersey limited liability company (“Merck”), pursuant to the Agreement and Plan of Merger, dated as of March 24, 2026, (as it may be amended or supplemented from time to time, the “Merger Agreement”), by and among Terns, Merck and Purchaser, to acquire all of the issued and outstanding shares of common stock of Terns, par value $0.0001 per share (the “Shares”), at a price of $53.00 per Share, net to the seller in cash, without interest and subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 7, 2026 (as amended or supplemented from time to time, the “Offer to Purchase”), the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Solicitation/Recommendation Statement, respectively, and are incorporated therein by reference. The Offer is described in a Tender Offer Statement filed jointly by Merck & Co., Inc. (“Merck Parent”), Merck and Purchaser with the SEC.

Except as otherwise set forth in this Amendment, the information set forth in the Solicitation/Recommendation Statement remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. This Amendment is being filed to reflect certain updates as set forth below. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Solicitation/Recommendation Statement.

Item 8.	Additional Information.

Item 8 “Additional Information” of the Schedule 14D-9 is hereby amended and supplemented by adding a new section titled “Expiration of the Offering Period; Completion of the Merger” immediately before the section titled “Cautionary Note Regarding Forward-Looking Statements” on page 55 as follows:

“Expiration of the Offering Period; Completion of the Merger”

“The Offer and related withdrawal rights expired as scheduled at one minute following 11:59 p.m., Eastern time, on May 4, 2026 (such date and time, the “Expiration Time”), and the Offer was not extended. According to Computershare Trust Company, N.A, the depositary for the Offer, as of the Expiration Time, 100,091,794 Shares had been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 86.36% of the then issued and outstanding Shares. As of the Expiration Time, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition.

Purchaser has accepted all Shares validly tendered and not validly withdrawn pursuant to the Offer, and payment of the applicable Offer Price for such Shares will be made promptly after the Expiration Time in accordance with the terms of the Offer and the Merger Agreement. Following expiration of the Offer and acceptance for payment of the Shares, Purchaser owned sufficient Shares to effect the Merger under Section 251(h) of the DGCL, without a vote of Terns’ stockholders. Accordingly, following completion of the Offer, Merck and Purchaser effected the Merger in accordance with Section 251(h) of the DGCL, in which Purchaser merged with and into Terns, with Terns surviving the Merger and continuing as a wholly owned subsidiary of Merck.

The Shares are expected to cease to trade on The Nasdaq Global Select Market prior to the opening of business on May 5, 2026 and will be delisted from Nasdaq. Merck and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of Terns’ reporting obligations under the Exchange Act as promptly as practicable.”

On May 5, 2026, Merck Parent issued a press release announcing the expiration of the Offer and the consummation of the Merger. The full text of the press release announcing the expiration of the Offer and the consummation of the Merger is included as Exhibit (a)(5)(G) to the Solicitation/Recommendation Statement and is incorporated herein by reference.

Item 9.	Exhibits

Item 9 of the Solicitation/Recommendation Statement is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(G)	Press release issued by Merck & Co., Inc., dated May 5, 2026 (incorporated by reference to Exhibit (a)(5)(v) to Amendment No. 2 to the Tender Offer Statement on Schedule TO of Merck & Co., Inc., Merck Sharp & Dohme LLC and Thailand Merger Sub, Inc., filed May 5, 2026).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Terns Pharmaceuticals, Inc.

By:	/s/ Kelly E.W. Grez
Name:	Kelly E.W. Grez
Title:	Secretary

Dated: May 5, 2026